UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.___)*

Genetron Holdings Limited
(Name of Issuer)

Ordinary shares, par value US$0.00002 per share
(Title of Class of Securities)

37186H100**
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the ordinary shares. CUSIP number 37186H100 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on NASDAQ Stock Market under the symbol “GTH.” Each ADS represents five ordinary shares, par value US$0.00002 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 37186H100	13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS Wealth Strategy Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 23,401,500 ordinary shares [1]
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 23,401,500 ordinary shares [1]
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,401,500 ordinary shares [1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% [2]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

[1]	Represents (i) 20,865,500 ordinary shares held by Easy Benefit Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands wholly owned by Wealth Strategy Group Limited, (ii) 2,536,000 ordinary shares held by Easy Best Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands wholly owned by Wealth Strategy Group Limited. By virtue of being the controlling shareholder and/or director of the Reporting Person, Mr. Kung Hung Ka may be deemed to have sole voting and dispositive power with respect to these shares.
[2]	Calculated based on 441,810,100 ordinary shares issued and outstanding as of December 31, 2020 as provided by the Issuer.

Cusip No. 37186H100	13G	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS Easy Benefit Investment Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,865,500 ordinary shares [1]
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 20,865,500 ordinary shares [1]
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,865,500 ordinary shares [1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% [2]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

[1]	By virtue of being the controlling shareholder and/or director of the Reporting Person, Mr. Kung Hung Ka may be deemed to have sole voting and dispositive power with respect to these shares.
[2]	Calculated based on 441,810,100 ordinary shares issued and outstanding as of December 31, 2020 as provided by the Issuer.

Cusip No. 37186H100	13G	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSONS Easy Best Investment Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,536,000 ordinary shares [1]
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 2,536,000 ordinary shares [1]
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,536,000 ordinary shares [1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6% [2]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

1	By virtue of being the controlling shareholder and/or director of the Reporting Person, Mr. Kung Hung Ka may be deemed to have sole voting and dispositive power with respect to these shares.
2	Calculated based on 441,810,100 ordinary shares issued and outstanding as of December 31, 2020 as provided by the Issuer.

Cusip No. 37186H100	13G	Page 5 of 7 Pages

Item 1(a).	Name of Issuer:

Genetron Holdings Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1-2/F, Building 11, Zone 1, No.8 Life Science Parkway Changping District, Beijing, 102206, People’s Republic of China

Item 2(a).	Name of Person Filing:
Wealth Strategy Group Limited Easy Benefit Investment Limited Easy Best Investment Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence:

OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

Item 2(c).	Citizenship:
Wealth Strategy Group Limited: British Virgin Islands. Easy Benefit Investment Limited: British Virgin Islands. Easy Best Investment Limited: British Virgin Islands.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.00002, represented by American Depositary Shares, each of which represents five Ordinary Shares.

Item 2(e).	CUSIP Number:

37186H100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: N/A

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Cusip No. 37186H100	13G	Page 6 of 7 Pages

Item 4.	Ownership:

(a) Amount beneficially owned:
(1) Wealth Strategy Group Limited: 23,401,500 Ordinary Shares, represented by 4,680,300 ADSs,
(2) Easy Benefit Investment Limited: 20,865,500 Ordinary Shares, represented by 4,173,100 ADSs,
(3) Easy Best Investment Limited: 2,536,000 Ordinary Shares, represented by 507,200 ADSs,

(b) Percent of class:
Wealth Strategy Group Limited: 5.3%
Easy Benefit Investment Limited: 4.7%
Easy Best Investment Limited: 0.6%

(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote:

Wealth Strategy Group Limited: 23,401,500 Ordinary Shares, represented by 4,680,300 ADSs

Easy Benefit Investment Limited: 20,865,500 Ordinary Shares, represented by 4,173,100 ADSs,

Easy Best Investment Limited: 2,536,000 Ordinary Shares, represented by 507,200 ADSs,

(ii) Shared power to vote or to direct the vote:
(iii)

Sole power to dispose or to direct the disposition of:

Wealth Strategy Group Limited: 23,401,500 Ordinary Shares, represented by 4,680,300 ADSs

Easy Benefit Investment Limited: 20,865,500 Ordinary Shares, represented by 4,173,100 ADSs,

Easy Best Investment Limited: 2,536,000 Ordinary Shares, represented by 507,200 ADSs,

(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certifications:

N/A

Cusip No. 37186H100	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 28, 2021

Easy Benefit Investment Limited

By:	/s/ Ken Tsang

Name: Ken Tsang

Title: Business Consultant

Easy Best Investment Limited

By:	/s/ Ken Tsang

Name: Ken Tsang

Title: Business Consultant

Wealth Strategy Group Limited

As a parent company of Easy Benefit Investment Limited & Easy Best Investment Limited

By:	/s/ Ken Tsang

Name: Ken Tsang

Title: Business Consultant